Exhibit 12.01

VALERO ENERGY CORPORATION AND SUBSIDIARIES

STATEMENTS OF COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES

AND RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Millions of Dollars)

	Six Months
	Ended June 30,		Year Ended December 31,
	2005		2004		2003	2002	2001		2000
Ratio of Earnings to Fixed Charges:
Earnings:
Income from continuing operations before income tax expense, minority interest in net income of Valero L.P., distributions on preferred securities of subsidiary trusts and income from equity investees	$2,028		$2,726		$981	$191	$913		$530
Add:
Fixed charges	207		410		396	409	143		115
Amortization of capitalized interest	4		7		6	6	5		5
Distributions from equity investees	20		42		26	5	3		9
Less:
Interest capitalized	(21)		(37)		(26)	(16)	(11)		(7)
Distributions on preferred securities of subsidiary trusts	—		—		(17)	(30)	(13)		(7)
Minority interest in net income of Valero L.P.	—		—		(2)	(14)	—		—
Total earnings	$2,238		$3,148		$1,364	$551	$1,040		$645

Fixed charges:
Interest expense, net	$124		$260		$261	$286	$88		$76
Interest capitalized	21		37		26	16	11		7
Rental expense interest factor (1)	62		113		92	77	31		25
Distributions on preferred securities of subsidiary trusts	—		—		17	30	13		7
Total fixed charges	$207		$410		$396	$409	$143		$115

Ratio of earnings to fixed charges	10.8	[x]	7.7	[x]	3.4 [x]	1.3 [x]	7.3	[x]	5.6	[x]

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Total earnings	$2,238		$3,148		$1,364	$551	$1,040		$645

Total fixed charges	$207		$410		$396	$409	$143		$115
Preferred stock dividends	12		19		7	—	—		—
Total fixed charges and preferred stock dividends	$219		$429		$403	$409	$143		$115

Ratio of earnings to fixed charges and preferred stock dividends	10.2	[x]	7.3	[x]	3.4 [x]	1.3 [x]	7.3	[x]	5.6	[x]

(1)           The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.